OLSHAN
Olshan Grundman Frome Rosenzweig  & Wolosky LLP

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                                 August 8, 2005

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BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Adam Halper

              Re:  COMPUTER HORIZONS CORP. (THE "COMPANY")
                   PRELIMINARY SCHEDULE 14A FILED ON JULY 22, 2005
                   FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                   FILE NO. 0-07282

Dear Mr. Halper:

            We acknowledge receipt of the letter of comment dated August 4, 2005 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have  reviewed the Comment  Letter with The Computer  Horizons  Full
Value Committee and provide the following  supplemental  response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

GENERAL

1.          The Staff has advised that each statement or assertion of opinion or belief  made in the Proxy  Statement  and/or  additional  soliciting materials  must be  characterized  as  such  and be  supported  by a reasonable  basis  that  is  self-evident,  disclosed  in the  proxy materials,  or provided to the Staff on a  supplemental  basis.  The paragraphs  below  set  forth  the  Committee's  basis  for  certain statements  of opinion  or belief set forth in the Proxy  Statement.
            The Committee  believes that this information  provides a reasonable basis for each opinion or belief in the Proxy Statement.

                                                               NEW JERSEY OFFICE
                                                        2001 ROUTE 46/ SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

August 8, 2005

            (a) THE CHIMES  BUSINESS HAS "ACHIEVED  CRITICAL  MASS" AND THAT THE
            BUSINESS IS "EXPECTED TO BECOME A PRINCIPAL  GROWTH ENGINE" AND IS A
            "STRONG BOTTOM LINE CONTRIBUTOR."

            This  statement  has been  revised to  disclose  that it is based on statements  made by  management  of the Company  during a conference call held on February 17, 2005 (the "February 17 Conference  Call"),
            a copy of which is attached hereto. See page 5 of Proxy Statement.

            (b) THE FEDERAL SEGMENT CONTINUES TO DERIVE "HIGH MARGINS."

            This  statement  has been  revised to  disclose  that it is based on statements  made by management of the Company during the February 17
            Conference Call, a copy of which is attached  hereto.  See page 5 of
            Proxy Statement.

            (c) CHIMES IS ONE OF THE "LEADERS" IN THE  "BURGEONING" VMS INDUSTRY
            AND IT WILL BE ATTRACTIVE  BECAUSE OF THE "OPERATIONAL  LEVERAGE" IT
            ENJOYS DUE TO ITS "HIGH FIXED AND LOW VARIABLE COSTS STRUCTURE."

            The  statement  that  Chimes  is  "one  of the  leaders"  in the VMS industry has been revised to disclose that it is based on statements made by Computer Horizons  management in an earnings conference call held on April 13, 2005 and slide-show presentation dated March 2005, copies of which are attached hereto. See page 7 of Proxy Statement.

            The  disclosure  has also been revised to delete the reference  that
            Chimes  "is  particularly  attractive  because  of  the  operational leverage  that the  business  enjoys  due to its high  fixed and low variable cost structure." See page 7 of Proxy Statement.

            (d) THE "STAFFING INDUSTRY, IS A LOW-MARGIN, COMMODITY-LIKE INDUSTRY
            WITH  FEW   DIFFERENTIATING   FACTORS   BESIDES   PRICE,"   AND  ITS
            PROFITABILITY IS DECLINING.

            The  statement  that  the  staffing  industry  is a  "commodity-like industry with few  differentiating  factors  besides price" has been deleted. See page 9 of Proxy Statement.

            The statement that the staffing industry is a "low  margin-industry"
            has been revised to disclose that it is based on statements  made by management of the Company  during a conference  call held on October
            8, 2004,  a copy of which is  attached  hereto.  See page 9 of Proxy
            Statement.

            The statement that the  "profitability  of the staffing  business is declining due to industry trends  including the advent of VMS, which serve to lower the gross margins for vendors,  and the current trend of using offshore outsourcing centers, which serves to lower overall revenues"  has been  revised to focus on the current  trend of using offshore  outsourcing  centers and that the basis for this statement is  described in further  detail in the risk factors  section of the
            Company's Form S-4, a copy of which is attached  hereto.  See page 9 of Proxy Statement.

August 8, 2005

        2.  Arnaud Ajdler is an employee of Crescendo Partners, L.P. He is not a member of the Committee.  Mr. Ajdler has been removed from the Proxy
            Card as an attorney  and agent  shareholders  would  appoint to vote their  shares and  replaced  with Mark  Harnett,  an employee of the
            Committee's proxy solicitor. See Proxy Card.

        3.  As of the date  hereof,  the  Committee  has no plans,  proposals or arrangements  with respect to the actions  contemplated  in the last paragraph  of Item 4 of the Schedule 13D other than what has already been disclosed in the Proxy Statement.

        4.  The  Committee  was not aware  that the  Daily  Record  article  was published until July 29, 2005. The Committee notes the  requirements for timely filings under Rule 14a-12(b).

        5.  The Committee did not give consideration to naming Mr. Cassesse as a participant in the solicitation.

PROXY STATEMENT COVER PAGE

        6.  The disclosure  has been revised as requested.  See Cover Letter and pages 1 and 2 of Proxy Statement.

        7.  The disclosure  has been revised as requested.  See page 19 of Proxy
            Statement.

        8.  The  disclosure  has been revised as requested.  See page 2 of Proxy
            Statement.

        9.  For  matters  for which the  Committee  is aware a  reasonable  time before the solicitation is commenced, the Committee confirms that it will revise its Proxy Card and soliciting materials to address these matters.

       10.  The  disclosure  has been revised as requested.  See page 2 of Proxy
            Statement.

PROPOSAL NO. 1 / REASONS TO VOTE AGAINST THE PROPOSED MERGER

       11.  Copies  of  the  transcripts  of  the  Company's   conference  calls
            announcing the Company's strategy to focus on the high-end solutions business are attached hereto. All references that Analysts' staffing business is "lower  margin" have been deleted.  See pages 5 and 9 of
            Proxy Statement.

       12.  The direct transaction cost estimate of approximately  $13.6 million has been revised to include the  $738,000 in cash  certain  Analysts employees  will receive in exchange  for change of control  waivers, for a total of  approximately  $14.4  million in direct  transaction costs.  The  disclosure  has also been  revised to specify  that the
            $14.4  million  figure does not include the  issuance of the 377,000 shares  of  Analysts  restricted  stock  that  will be issued to the
            Analysts  employees in exchange  for the change of control  waivers.
            See Pages 5 and 9-10 of Proxy Statement.  The statement, "We believe the  consummation  of the  proposed  Merger  will have the effect of significantly  reducing  Computer  Horizons'  cash balance" has been deleted. See page 5 of Proxy Statement.

August 8, 2005

WE BELIEVE THERE ARE POTENTIALLY MORE FAVORABLE STRATEGIC OPPORTUNITIES

       13.  Neither the Committee nor any of its members has (a) proposed that a specific  investment  banking  firm be  retained  by the  Company to explore  strategic  alternatives,  (b)  engaged  the  services of an investment  banking firm or similar financial analyst to explore any strategic alternatives or has any understanding to engage an analyst in the future,  or (c) entered into any agreements  with any outside entity or person with regards to an alternative plan of financing or merger.

WE BELIEVE COMPUTER HORIZONS IS PAYING TOO MUCH FOR ANALYSTS

       14.  The disclosure  relating to management's view of the adequacy of the
            $5.00  per  Share  offer  has  been  deleted.  See  page 7 of  Proxy
            Statement.

       15.  The  disclosure has been revised to explain the  Committee's  belief that the  exchange  ratio is set too high and  Computer  Horizons is using an undervalued currency to acquire Analysts. See pages 4 -7 of
            Proxy Statement.

WE BELIEVE THERE ARE  POTENTIALLY  MORE FAVORABLE  STRATEGIC  OPPORTUNITIES  FOR
COMPUTER HORIZONS THAN THE PROPOSED MERGER WITH ANALYSTS

       16.  The disclosure  has been revised as requested.  See page 10 of Proxy
            Statement.

       17.  The statements,  "The Committee is made up of shareholders like you.
            We have no interest in this proposal  other than seeking the highest value  for our  Shares"  have  been  deleted.  See  page 11 of Proxy
            Statement.

CERTAIN INFORMATION REGARDING THE PROPOSED MERGER

       18.  The disclosure  has been revised as requested.  See page 13 of Proxy
            Statement.

SOLICITATION OF PROXIES

       19.  The disclosure  has been revised as requested.  See page 17 of Proxy
            Statement.

       20.  The  Committee  has entered into an oral  agreement  with  MacKenzie
            Partners,  Inc. for solicitation and advisory services in connection with the  solicitation,  for which  MacKenzie  Partners,  Inc.  will receive a fee not to exceed $50,000.00,  together with reimbursement for  its  reasonable  out-of-pocket  expenses.  There  are no  other material  terms to this  oral  agreement.  The  disclosure  has been revised as requested. See page 17 of Proxy Statement.

       21.  The Committee confirms its understanding that it must file under the cover  of  Schedule  14A,  on the  date of first  use,  all  written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio.

August 8, 2005

OTHER PARTICIPANT INFORMATION

       22.  The Committee  confirms that the Proxy Statement contains all of the information  with respect to  participants  in the  solicitation  as required by Item 5(a) of Schedule 14A.

       23.  The disclosure  has been revised as requested.  See page 19 of Proxy
            Statement.

SCHEDULE I

       24.  The Committee  confirms that  beneficial  ownership  information  it provides  in the  Proxy  Statement  will  be as of the  most  recent practicable date. See Schedule I of Proxy Statement.

                                    * * * * *

            In  connection  with  responding to the Staff's  comments,  attached please find a  certificate  signed by each of the  participants  containing  the three acknowledgments requested by the Staff.

            We  appreciate  the  Staff's  comments  to  the  Committee's   proxy
materials.  The Committee has complied with all of the Staff's comments.  As you know,  the Company's  Form S-4 has gone  effective and we have  responded to the
Staff's  comments  within 2 business  days.  In order for the  Committee to have adequate time to solicit  proxies and for  shareholders  not to be prejudiced by not having enough time to review both the Company's  and the  Committee's  proxy materials,  we  respectfully  request  the Staff not to object to the  Committee filing definitive proxy materials.

            The Staff is invited to contact the undersigned with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                         Very truly yours,

                                         /s/ Adam W. Finerman
                                         --------------------
                                         Adam W. Finerman

Enclosures

cc:  Eric Rosenfeld
     Alan Bazaar

                                 ACKNOWLEDGMENT

            In  connection  with  responding to the comments of the Staff of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement on Schedule 14A (the "Proxy Statement") filed by The Computer Horizons
Full  Value  Committee  on  July  22,  2005,  the  undersigned  acknowledge  the following:

            o    The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

            o    The Staff's  comments or changes to  disclosure  in response to
                 Staff  comments do not foreclose the SEC from taking any action with respect to the Proxy Statement.

            o    The  undersigned  may not assert Staff comments as a defense in any  proceeding  initiated  by the SEC or any person  under the federal securities laws of the United States.

Dated: August 8, 2005                  CRESCENDO PARTNERS II, L.P., SERIES R

                                       By: Crescendo Investments II, LLC
                                           General Partner

                                       By: /s/ Eric Rosenfeld
                                           ---------------------------
                                       Name:  Eric Rosenfeld
                                       Title: Managing Member

                                       CRESCENDO INVESTMENTS II, LLC

                                       By: /s/ Eric Rosenfeld
                                           ---------------------------
                                       Name:  Eric Rosenfeld
                                       Title: Managing Member

                                       /s/ Eric Rosenfeld
                                       -------------------------------
                                       ERIC ROSENFELD

                                       F. ANNETTE SCOTT FLORIDA TRUST

                                       By: /s/ Richard L. Scott
                                           ---------------------------
                                       Name:  Richard L. Scott
                                       Title: Trustee

                                       RICHARD L. SCOTT FLORIDA TRUST

                                       By: /s/ Stephen T. Braun
                                           ---------------------------
                                       Name:  Stephen T. Braun
                                       Title: Trustee

                                       SCOTT FAMILY FLORIDA PARTNERSHIP TRUST

                                       By: /s/ Stephen T. Braun
                                           ---------------------------
                                       Name:  Stephen T. Braun
                                       Title: Trustee

                                       /s/ Richard L. Scott
                                       -------------------------------
                                       RICHARD L. SCOTT

                                       /s/ Stephen T. Braun
                                       -------------------------------
                                       STEPHEN T. BRAUN